Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Ace Aviation files Air Canada 2005 financial statements in compliance with registration requirements in certain foreign jurisdictions

    MONTREAL, May 16 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that it has filed the Air Canada audited non-consolidated financial statements as at December 31, 2005 and for the twelve month period then ended for the purpose of satisfying business registration requirements in certain foreign jurisdictions.
    Please refer to note 2 of the notes to the audited non-consolidated financial statements for a description of the basis of presentation. These Air
Canada audited non-consolidated financial statements are available on ACE's public disclosure file under SEDAR at www.sedar.com, EDGAR at
www.sec.gov/edgar.html and also on ACE Aviation's web site at
www.aceaviation.com
    %SEDAR: 00020954EF          %CIK: 0000861959

    /For further information: Contacts: Isabelle Arthur (Montral),
(514) 422-5788; Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah
(Vancouver), (604) 270-5741; Internet: aceaviation.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.RV. ACE.A. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; ACE AVIATION HOLDINGS
     INC.

CNW 17:15e 16-MAY-06